Mail Stop 4561

August 27, 2008

Michael W. Sheridan
Executive Vice President, General Counsel and Corporate Secretary
Ceridian Corporation
3311 East Old Shakopee Road
Minneapolis, MN 55425

> **Re:** **Ceridian Corporation**
> **Registration Statement on Form S-4**
> **Filed July 30, 2008**
> **File No. 333-152649**

Dear Mr. Sheridan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note you are registering the exchange notes in reliance on the staff's position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991), and Shearman & Sterling (publicly available July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position contained in these no-action letters. Also, please include in your letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.   Please provide us with support for all quantitative and qualitative statements used
        in the registration statement. We note the following examples:

   •   On page 81, you state: "As reported by the U.S Department of Energy, the
            average price per gallon of highway diesel fuel number 2 was $2.88 in
            2007, $2.70 in 2006, and $2.40 in 2005."

   •   On page 82, you state: "We are one of only three major providers in the
            U.S. Payroll processing market with a 5% market share and, with ADP,
            one of two leading providers serving the mid-market segment in the US."

   •   On page 83, you state: "[W]e should benefit from the continued trend
            toward payroll and HR outsourcing."

        Clearly mark the specific language in the supporting materials that supports each
        statement. We note that you provide information based on data and reports
        compiled by industry analysts. Please tell us if any of the supporting materials
        were prepared specifically for you in connection with this offering.

Registration Statement Facing Page

3.   It appears that you are a non-accelerated filer. Please check the appropriate box
        on the facing page of the registration statement.

Prospectus Cover Page

4.   Please confirm that you will limit the outside cover page to one page in length in
        accordance with Item 501(b) of Regulation S-K.

5.   Please confirm to us that the exchange offer will be open for at least 20 full
        business days and that the offer will be open at least through midnight of the
        twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the
        expiration date will be included in the final prospectus disseminated to security
        holders and filed pursuant to the applicable provisions of Rule 424.

Recent Transactions, page 5

6.   Please expand the organizational chart to include Ceridian Intermediate and
        Ceridian Holdings, as well as the ownership amounts for each entity held by the
        Equityholders. Also, please identify, by footnote or otherwise, the persons who
        are the Equityholders.

Resales of the Exchange Notes, page 8

7.   Please revise the fourth bullet point to clarify that this representation applies to holders who are *not* broker-dealers. Provide conforming changes on page 31 under the heading "The Exchange Offers" and elsewhere as appropriate throughout the document.

Acceptance of Restricted Notes and Delivery of Exchange Notes, page 9

8.   On page 10, you state: "The Restricted Notes to be issued to you in the exchange offer will be delivered promptly." It appears that the reference should be to the Exchange Notes. Please revise or advise.

Summary of the Terms of the Exchange Notes, page 11

9.   Please define the term "PIK."

Risk Factors, page 15

10.   We note your statement that "[t]he risks described below are not the only ones that could impact our company or the value of the notes." You must disclose all risks that you believe are material at this time. Delete language related to other risks or unknown risks from your disclosure.

Despite current indebtedness levels, we and our subsidiaries… page 16

11.   In this risk factor you state that you may increase the senior secured credit facilities in an aggregate amount not to exceed $300 million. It appears that the senior secured credit facilities currently have $300 million of borrowings available. Please clarify what you mean by this statement.

Our ability to generate the significant amount of cash needed to pay interest … page 16

12.   We note your disclosure on page 37 that earnings were inadequate to cover fixed charges. Please expand this risk factor to describe your actual experience with insufficient cash flows.

13.   If the current economic environment has impacted you cash flow generation, please disclose this information in this risk factor. Additionally, please add disclosure to the "Liquidity and Capital Resources" section on page 66.

Risks Relating to our Business and our Industry, page 21

14.   We note that certain of the risk factors contain information that relates to your business plan. This disclosure does not provide information regarding the risk and should be removed or revised to address the risk. For example only, we note the risk factor on page 22 related to future revenue and revenue growth and the risk factor on page 23 regarding your ability to improve operating margins. Please revise these risk factors to provide succinct representations of this risk in accordance with Item 503 of Regulation S-K.

We may not realize the anticipated cost savings related to our U.S. HRS … page 21

15.   Please explain what you mean by the phrase: "SG&A spending rationalization."

We are subject to risks related to our international operations … page 28

16.   We note the reference to expansion of your international HRS business. Please revise the Business section of the prospectus to provide additional disclosure about this aspect of your business. To the extent you have entered into any material contracts with in-country partners, please file the agreements as exhibits to the registration statement or tell us why you do not believe the agreements are material contracts within the meaning of Item 601 of Regulation S-K.

The Exchange Offers, page 31

Expiration Date; Amendments, page 32

17.   We note that you reserve the right, in your sole discretion, to delay accepting any Restricted Notes. Please revise to describe the circumstances under which you would delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).

Procedures for Tendering Restricted Notes, page 33

18.   Please revise to disclose that each beneficial owner who tenders Restricted Notes in the exchange offer will be required to make the representations identified in the Morgan Stanley and Shearman & Sterling no-action letters. In addition, please confirm that the "agent's message" transmitted by the note holders will include these representations. Please file the form of "agent's message" or letter of transmittal as an exhibit to the registration statement or revise Exhibit 99.2 accordingly.

19.   If you do not intend to use a letter of transmittal, please revise the first risk factor on page 20 to remove references to a letter of transmittal.

Capitalization, page 38

20.   Please remove cash and cash equivalents from your capitalization table.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 40

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 41

21.   In footnote (a), please define the term "OPEB."

22.   Please revise note (f) to explain why you have assumed an opening cash balance of $50.0 million to calculate the pro forma adjustment for interest income. Also, please tell us how you determined that this pro forma adjustment was factually supportable.

Management's Discussion and Analysis … page 43

Results of Operations, page 46

23.   In the second and third bullets relating to revenue and cost of revenue it is not clear that you are comparing this information to the first quarter of 2007. Please clarify.

Liquidity and Capital Resources, page 66

24.   Please expand to discuss in more detail how you are planning to meet your liquidity needs in the next 12 months, considering that your earnings were insufficient to cover fixed charges in the first quarter of 2008 by $28.9 million.

25.   Please tell us if you have accrued a liability for your obligation to fund the cumulative unpaid dividends of Ceridian Intermediate.

Business, page 82

26.   Please disclose the year in which you were organized and provide a general description of your businesses development for the past five years. Refer to Item 101(a) of Regulation S-K.

Our Strategy, page 83

27.   In the second bulleted point on page 84, please explain what you mean by the
        phrase "legacy platforms."

28.   On page 84, you state: "Our new management team has a proven track record of
        realizing cost reductions." Please explain how you made this determination as the
        team is new.

Suppliers, page 97

29.   Please file a copy of the agreement with MasterCard as an exhibit or tell us why
        you do not believe this agreement is required to be filed. Refer to Item
        601(b)(10)(ii) of Regulation S-K.

Executive Compensation, page 108

Base Salary, page 110

30.   We note your disclosure that you may deviate from the 50th percentile to the
        extent the board determines it is appropriate. Please disclose which officers were
        awarded salaries outside of this percentile and why the board determined that such
        deviation was appropriate. Refer to Item 402(b)(1) of Regulation S-K.

Annual Cash Performance Bonus, page 110

31.   On page 110, please provide the specific target, threshold, and superior amounts
        for Net Income, EBIT, and Growth Metric that need to be achieved in order for
        each officer to be granted a bonus in accordance with Item 402(b)(2)(v) of
        Regulation S-K. Alternatively, provide on a supplemental basis a detailed
        explanation of why you believe that disclosure is not required because it would
        result in competitive harm such that the performance metrics could be excluded
        under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit
        specific goals, discuss how difficult it will be for the executives or how likely it
        will be for you to achieve the target goals. Please see Instruction 4 to Item 402(b)
        of Regulation S-K.

32.   Please provide the individual performance goals for each named executive officer
        in accordance with Item 402(b) of Regulation S-K.

33.   Please disclose the extent to which each officer achieved the goals set forth on pages 110 through 111 and the corresponding percentage awarded to each officer for each goal and in the aggregate. Please disclose the specific bonus amounts awarded to each officer, if any.   In this regard, we note that the Summary Compensation Table indicates that no performance bonuses were awarded in 2007; however, the description of Ms. Marinello's 2007 compensation on page 114 suggests that she received a cash bonus for the last three months of 2006 and all of 2007.

2007 Compensation for Named Executives, page 114

34.   The description of Ms. Marinello's compensation indicates that the value of options and restricted stock redeemed upon consummation of the Transactions was $5,721,602. Please reconcile this statement with the table on page 119, which suggests a different value.

35.   Please expand the disclosure related to Mr. Cliburn, Mr. Rodewald, and Mr. Nelson to describe the grant of any options and restricted stock redeemed upon consummation of the Transactions. We note that the table on page 119 reflects the value of options exercised and stock vested at the time of the consummation of the Transactions.

Summary Compensation Table, page 115

36.   We note that Ms. Marinello and Mr. Cliburn started with you in 2006. Please include compensation disclosure for fiscal year 2006 for these individuals in accordance with Item 402(a)(4) and (c).

37.   Please tell us how the information presented in the table and in footnotes 2 and 3 corresponds to the information presented on page 114 as it relates to Ms. Marinello.

Certain Relationships and Related Person Transactions, page 136

38.   Please file a copy of the Relocation Agreement entered into with Mr. Macfarlane or tell us why you do not believe this agreement is required to be filed under Item 601 of Regulation S-K.

Plan of Distribution, page 197

39.   Please revise to disclose that broker-dealers who acquired the Restricted Notes
        directly from the issuer in the initial offering must, in the absence of an
        exemption, comply with the registration and prospectus delivery requirements of
        the Securities Act in connection with the resales of the Exchange Notes and
        cannot rely on the position of the staff enunciated in the Exxon Capital no-action
        letter. In addition, please disclose that such broker-dealers cannot use the
        exchange offer prospectus in connection with resales of the Exchange Notes.

40.   In the second paragraph, you state: "The letter of transmittal states that, by
        acknowledging that it will deliver and by delivering a prospectus meeting the
        requirements of the Securities Act, a broker-dealer will not be deemed to admit
        that it is an "underwriter" within the meaning of the Securities Act." This
        information does not appear to be provided in the form of letter to brokers or the
        form of letter to clients. Please revise or advise.

Note 3. Merger, page F-21

41.   Please include a discussion of the Deferred Revenue Adjustment, as defined on
        page 46. Explain your basis for eliminating the deferred revenue of the
        predecessor entity and how you concluded that the company no longer has a
        continuing legal performance obligation related to these deferred revenues.

42.   We note that you used outside appraisal firms to assist in determining the fair
        value of certain long-lived, tangible and identifiable intangible assets for the
        purchase price allocation. Please tell us the nature and extent of each of these
        appraisal firm's involvement in your decision making process.

Item 22. Undertakings, page II-13

43.   Please include the undertakings required by Item 512(a)(5) and (6) of Regulation
        S-K.

Exhibits

44.   Please file your legal opinion with the next amendment or provide a draft opinion
        for us to review. We must review the opinion before we declare the registration
        statement effective and we may have comments.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Todd R. Chandler (via facsimile)